Graphite Corporation
616 Corporate Way, Suite 2-9011
Valley Cottage, NY 10989

November 30, 2015

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara Ransom

Re:	Graphite Corp., Preliminary Information Statement on Schedule 14C Filed October 19, 2015 File No. 000-54336

Dear Ms. Ransom:

I acknowledge receipt of your comment letter dated November 13, 2015. I have filed a revised preliminary information statement on Schedule 14C that (I hope) reflects your comments. I can email you separately a track-changes version if this is of interest.

I hereby acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I remain at your disposal for further discussion of this matter at your convenience.

I can be reached on mark@grphcorp.com or on +972 52 798 0831.

Yours truly,

Mark Radom

Chief Executive Officer